Maylands Avenue
Hemel Hempstead
Herts HP2 7TG

Telephone: 0870 850 3333
Fax: 01727 204885
DX: 124022
Hemel Hempstead 4



12 November 2007

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street NW
Washington DC 20549
USA



Dixons Group PLC

For the attention of Special Counsel,
Office of International Corporation Finance

Dear Sir or Madam

SUPPL

Rule 12g3-2(b) File No. 82-3331

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Yours faithfully
For and on behalf of
DSG international plc

PROCESSED
DEC 0 5 2007
THOMSON
FINANCIAL

Helen Thomas
Assistant to Company Secretary

Enc

Rule 12g3-2(b)
Exemption No. 82-3331



88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number: 3847921

Company name in full: DSG international plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	17	10	2007
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinay
Number allotted	27914	9672	1133
Nominal value of each share	2.5p	2.5p	2.5p
Amount (if any) paid or due on each share (including any share premium)	81.64	118.82p	140.32p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed  **Date** 05/10/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Helen Thomas, c/o DSG international plc, Maylands Avenue,
Hemel Hempstead, Hertfordshire, HP2 4TG
Tel 01727 202752
DX number 124022   DX exchange Hemel Hempstead 4

Rule 12g3-2(b)
Exemption No. 82-3331


DSG
DATACARE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number: 3847921

Company name in full: DSG international plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	10	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinay
Number allotted	296		
Nominal value of each share	2.5p		
Amount (if any) paid or due on each share (including any share premium)	134.88		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235 Edinburgh
for companies registered in Scotland   or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/10/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Helen Thomas, c/o DSG international plc, Maylands Avenue,

Hemel Hempstead, Hertfordshire, HP2 4TG

Tel 01727 202752

DX number 124022 DX exchange Hemel Hempstead 4

Rule 12g3-2(b)
Exemption No. 82-3331


DSG DATACARE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP029

Company Number: 3847921

Company name in full: DSG international plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	10	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinay
Number allotted	18021	12213	1431
Nominal value of each share	2.5p	2.5p	2.5p
Amount (if any) paid or due on each share (including any share premium)	81.64p	118.82p	128.52p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/10/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Helen Thomas, c/o DSG international plc, Maylands Avenue,

Hemel Hempstead, Hertfordshire, HP2 4TG

Tel 01727 202752

DX number 124022 DX exchange Hemel Hempstead 4

Rule 12g3-2(b)
Exemption No. 82-3331



88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number	3847921
Company name in full	DSG international plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	11	10	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinay
Number allotted	12846	1273	
Nominal value of each share	2.5p	2.5p	
Amount (if any) paid or due on each share (including any share premium)	118.82p	128.52p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

09/2005

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form



Signed Date 25/10/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Helen Thomas, c/o DSG international plc, Maylands Avenue,
Hemel Hempstead, Hertfordshire, HP2 4TG
Tel 01727 202752
DX number 124022 DX exchange Hemel Hempstead 4



Return by a company purchasing its own shares

169

CHFP029

Rule 12g3-2(b)
Exemption No. 82-3331

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number
3891-7021

Name of company

* insert full name of company

* DSG international plc

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary		
Number of shares purchased	2250000		
Nominal value of each share	2.5p		
Date(s) on which the shares were delivered to the company	25/9/07 26/9/07 27/9/07 28/9/07		
Maximum prices paid § for each share	134.574p		
Minimum prices paid § for each share	128.257p		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,958,856.75
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 14,795-00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 02/10/07

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section | Post room



Return by a company purchasing its own shares

Rule 12g3-2(b)
Exemption No. 82-3331

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



FIFTY POUNDS
22 10 07



FIVE THOUSAND POUNDS
22 10 07

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)



TWENTY POUNDS
22 10 07

For official use

Company number
3847921



FIVE THOUSAND POUNDS
10



FIVE THOUSAND POUNDS
22 10 07

Name of company

* insert full name of company

* DSG international plc

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the *first date on which* shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:



TWENTY FIVE POUNDS
22 10 07



FIVE THOUSAND POUNDS
22 10 07



FIVE THOUSAND POUNDS
22 10 07

Class of shares	Ordinary		
Number of shares purchased	3,590,000		
Nominal value of each share	2.5p		
Date(s) on which the shares were delivered to the company	01/10/07 02/10/07 03/10/07 04/10/07 05/10/07		
Maximum prices paid § for each share	142.121p		
Minimum prices paid § for each share	136.865p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,018,308.98
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 25,095.00



‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 11/10/07

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section

Post room

G

Return by a company purchasing its own shares

169

CHFP029

Rule 12g3-2(b)
Exemption No. 82-3331


FIVE POUNDS


TWO HUNDRED POUNDS

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below
For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 347921


TWO HUNDRED POUNDS

* insert full name of company

Name of company

* DSG international plc

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:


FIVE HUNDRED POUNDS

Class of shares	Ordinary		
Number of shares purchased	1750000		
Nominal value of each share	2.5pence		
Date(s) on which the shares were delivered to the company	17/09/07 18/09/07 20/09/07 24/09/07.		
Maximum prices paid § for each share	138.030p		
Minimum prices paid § for each share	134.390p		

§ A private company is not required to give this information


ONE THOUSAND POUNDS


FIVE THOUSAND POUNDS

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,380,816.25
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 11,905-00.


FIVE THOUSAND POUNDS

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [illegible signature]

Designation ‡ Director

Date 1/10/07.

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section

Post room

DSG DATACARE

363a

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Rule 12g3-2(b)
Exemption No. 82-3331

Company Number 3847921

Company Name in full DSG international plc

Date of this return

The information in this return is made up to

Day	Month	Year
24	09	2007

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
24	09	2008

Registered Office

Show here the address **at the date of this return.**

Maylands Avenue

*Any change of registered office **must** be notified on form 287.*

Post town: Hemel Hempstead

County / Region: Hertfordshire

UK Postcode: HP2 7TG

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Capita Registrars

The Registry, 34 Beckenham Road

Post town: Beckenham

County/Region: Kent — UK Postcode: B R 3 4 T U

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County/Region: — UK Postcode:

Company type

Public limited company	✓	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details

(Please photocopy this area to provide details of joint secretaries).

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address ✓

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Name * Style / Title:

Forename(s): Helen Clare

Surname: Grantham

Address ††: c/o DSG international plc

Maylands Avenue

Post town: Hemel Hempstead

County/ Region: Herts — UK Postcode: H P 2 7 T G

Country:

Please list directors in alphabetical order.

Name | * Style / Title | Ms

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address**

Date of Birth (Day / Month / Year): 30/01/1958

Forename(s): Rita Ann

Surname: Clifton

Address ††: Woodend Farm House

Woodend

Post town: Nr Marlow

County / Region: Bucks

UK Postcode: SL7 2HW

Country: England

Nationality: British

Business occupation: Management Consultant

* Voluntary details.

Name | * Style / Title | Sir

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address**

Date of Birth (Day / Month / Year): 10/12/1941

Forename(s): John Alexander

Surname: Collins

Address ††: New Court

St Swithin's Lane

Post town:

County / Region: London

UK Postcode: EC4P 4DU

Country:

Nationality: British

Business occupation: Director

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Count

Date of Birth (Day / Month / Year): 14 / 02 / 1937

Forename(s): Emmanuel

Surname: d`Andre

Address ††: 14 Rue des Marronniers

Post town: 75016 Paris

County / Region:

UK Postcode:

Country: France

Nationality: French

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title:

Date of Birth (Day / Month / Year): 27 / 12 / 1956

Forename(s): Andrew Patrick

Surname: Lynch

Address ††: The Stables

Sandy Lane

Post town: Betchworth

County / Region: Surrey

UK Postcode: RH3 7AA

Country: England

Nationality: British

Business occupation: Chartered Accountant

Please list directors in alphabetical order.

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 12/08/1964

Forename(s): Kevin

Surname: O'Byrne

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Address †† ☐ 14 Rusthall Avenue

Post town: London

County / Region:

UK Postcode: W4 1BP

Country: England

Nationality: Irish

Business occupation: Finance Director

* Voluntary details.

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 11/03/1947

Forename(s): John William

Surname: Whybrow

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Address †† ☐ Hill House

Clapgate Lane

Post town: Slinfold

County / Region: West Sussex

UK Postcode: RH13 0QU

Country: England

Nationality: British

Business occupation: Director

Issued share capital
Enter details of all the shares in issue at the date of this return

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)
2.5p Ordinary	1840244848	£ 46,006,121.20
Totals	1840244848	£ 46,006,121.20

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	✓

Certificate

I certify that the information given in this return is true to the best of my Knowledge and belief.

Signed [signature] **Date** 24/09/2007

† a director /secretary

† Please delete as appropriate.

if you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes [ ] continuation sheets
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Helen Thomas
c/o DSG international plc, Maylands Avenue, Hemel Hempstead, Herts,
HP2 7TG Tel 01727 202752
DX number 124022 DX exchange Hemel Hempstead 4

DSG DATACARE

List of past and present shareholders
Schedule to form 363a

CHFP029

Company Number 3847921

Company Name in full DSG international plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*	
		Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

G

Return by a company purchasing its own shares

169

CHFP029

Rule 12g3-2(b)
Exemption No. 82-3331

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 3847921

Name of company

* insert full name of company

* DSG international plc

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary		
Number of shares purchased	2,000,000		
Nominal value of each share	2.5p		
Date(s) on which the shares were delivered to the company	8/10/07 9/10/07 10/10/07 11/10/07		
Maximum prices paid § for each share	1.44536		
Minimum prices paid § for each share	1.42504		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,867,951.00
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 14,340.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 24/10/07

Presentor's name address and reference (if any) :

For official Use (10/03)
General Section

Post room

END